A.G.P./Alliance Global Partners

590 Madison Avenue, 36th Floor

New York, New York 10022

June 13, 2019

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	SELLAS Life Sciences Group, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-231723)

Ladies and Gentlemen:

In connection with the above-captioned registration statement on form S-1 (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, hereby join in the request of the Company that the effective date of the Registration Statement be accelerated to 4:30 p.m. Eastern Time on June 13, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, the representative of the several underwriters, wish to advise you that there will be distributed to each prospective underwriter, institution or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the Company’s preliminary prospectus, dated June 13, 2019, as amended and as included in the Registration Statement, as appears to be reasonable to secure adequate distribution of the preliminary prospectus. We further advise you that we have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Act.

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Very truly yours,

A.G.P./Alliance Global Partners
As the Representative of the Underwriters

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director